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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 3 2011

SEC FILE NUMBER
8-52947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Williams Street - Suite G50

(No. and Street)

Wellesley	Massachusetts	02481-4118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BRIGGS   617-274-1706

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC

(Name – *if individual, state last, first, middle name*)

65 Walnut Street - Suite 302	Wellesley Hills	Massachusetts	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, RICHARD BRIGGS _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CONSILIUM PARTNERS, LLC _____, as

of DECEMBER 31 _____, 20 10 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                 Signature

_____   _Chief Financial Officer_
           Notary Public   Title

                                                            2-28-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2010 Annual Audit

SEC File Number: 8-52947   **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2010 and 2009

Assets

	2010	2009
Current assets:		
Cash	$ 30,243	$ 56,146
Accounts receivable	24,360	26,000
Prepaid expenses	3,672	2,211
Total current assets	58,275	84,357
Property and equipment, at cost:		
Equipment	76,859	73,882
Leasehold improvements	4,558	4,558
Furniture and fixtures	22,247	22,247
	103,664	100,687
Less: accumulated depreciation	93,986	91,708
Net property and equipment	9,678	8,979
Other assets:		
Rental deposits	16,752	17,997
Total assets	$ 84,705	$ 111,333

See accompanying notes to financial statements
and independent auditor's report.

2

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2010 and 2009

<u>Liabilities and Members' Equity</u>

	<u>2010</u>	<u>2009</u>
Current liabilities:		
Accounts payable and accrued expenses	$ 9,057	9,926
Accrued expenses	5,500	17,500
Total current liabilities	14,557	27,426
Commitments		
Members' equity:		
Members' equity	70,148	83,907
Total liabilities and stockholder's equity members' equity	$ 84,705	$ 111,333

See accompanying notes to financial statements
and independent auditor's report.

3

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Consulting fees	$ 342,000	$ 136,000
Reimbursed expenses	----	----
Total revenues	342,000	136,000
Cost and expenses:		
Sales and marketing	15,682	25,563
General and administrative	119,110	195,084
Guaranteed payments to partners	231,248	94,450
Total costs and expenses	366,040	315,097
Income (loss) from operations	(24,040)	(179,097)
Other income:		
Interest income	281	2,393
Net income (loss)	(23,759)	(176,704)
Balance beginning of year	83,907	271,218
Members tax distribution	----	(11,607)
Member contributions/(redemptions)	10,000	1,000
Balance end of year	$ 70,148	$ 83,907

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ (23,759)	$ (176,704)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,278	4,099
Changes in:		
Accounts receivable	1,640	53
Prepaid expenses	(1,461)	17,488
Rental deposits	1,245	(278)
Accounts payable	(868)	(37,273)
Net cash provided by (used by) operating activities	(20,925)	(192,615)
Cash flows from investing activities:		
Purchase of property and equipment	(2,977)	----
Net cash used by investing activities	(2,977)	----
Cash flow from financing activities:		
Members' tax distribution	----	(151,607)
Capital contributions	10,000	1,000
Net cash provided by financing activities	10,000	(150,607)
Increase (decrease) in cash	(13,902)	(343,222)
Cash at beginning of year	56,146	399,368
Cash at end of year	$ 42,244	$ 56,146

See accompanying notes to financial statements
and independent auditor's report.

5

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Consulting fees	$ 342,000	$ 136,000
Reimbursed expenses	----	----
Total revenues	342,000	136,000
Cost and expenses:		
Sales and marketing	15,682	25,563
General and administrative	119,110	195,084
Guaranteed payments to partners	231,248	94,450
Total costs and expenses	366,040	315,097
Income (loss) from operations	(24,040)	(179,097)
Other income:		
Interest income	281	2,393
Net income (loss)	(23,759)	(176,704)
Balance beginning of year	83,907	271,218
Members tax distribution	----	(11,607)
Member contributions/(redemptions)	10,000	1,000
Balance end of year	$ 70,148	$ 83,907

See accompanying notes to financial statements
and independent auditor's report.

4

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2010

Members' Equity (per balance sheet)		$ 70,148
Less nonqualified assets:		
Accounts receivable	$ 24,360	
Prepaid expenses	3,672	
Net property and equipment	9,678	
Rental deposits	16,752	
		54,462
Less Securities haircuts		
Penalty for early withdrawal on CD's		56
Net Capital		$ 15,630
Required Minimum Capital		
Greater of $ 5,000 or 6 2/3% of		
aggregate indebtedness		5,000
Excess Net Capital		$ 10,630

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2010

Attachment B

The broker/dealer(Consilium Partners LLC) is deemed exempt from the
provisions of section 240. 15c3-3(Customer Protection-reserves and
custody of securities).

The organization carries out no margin accounts and did not receive
any funds from customers with their activities as a broker/dealer in
connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money
or securities to customers at any point during the year. The only
funds received by the broker/dealer from customers were direct
consulting and management fees based on signed contracts with the
customer.

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital
under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

Item (M)

Copy of the SIPC Supplemental Report

(Not required as per NASD Regulation letter dated January 4, 2002)

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

No material inadequacies were found to have exist or to have existed since the date of the previous audit

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners, LLC
Wellesley, Massachusetts

I have examined management's assertion included in its representation letter dated February 23, 2011 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2010.

My examination was made in accordance with standards established by the American institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

George J, Roberts, CPA, PC
Wellesley Hills, Massachusetts

February 23, 2011

Consilium Partners LLC – 2010 Annual Audit

SEC File Number: 8-52947   Firm ID: 104486

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and

Auditor's Report

December 31, 2010 and 2009

TABLE OF CONTENTS

◼◥ George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

I have audited the accompanying balance sheet of Consilium Partners LLC as of December 31, 2010 and 2009 and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GEORGE J. ROBERTS CPA, P.C.
Wellesley, Massachusetts

February 22, 2011

1

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2010 and 2009

Assets

	2010	2009
Current assets:		
Cash	$ 30,243	$ 56,146
Accounts receivable	24,360	26,000
Prepaid expenses	3,672	2,211
Total current assets	58,275	84,357
Property and equipment, at cost:		
Equipment	76,859	73,882
Leasehold improvements	4,558	4,558
Furniture and fixtures	22,247	22,247
	103,664	100,687
Less: accumulated depreciation	93,986	91,708
Net property and equipment	9,678	8,979
Other assets:		
Rental deposits	16,752	17,997
Total assets	$ 84,705	$ 111,333

See accompanying notes to financial statements
and independent auditor's report.

2

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2010 and 2009

<u>Liabilities and Members' Equity</u>

	<u>2010</u>	<u>2009</u>
Current liabilities:		
Accounts payable and accrued expenses	$ 9,057	9,926
Accrued expenses	5,500	17,500
Total current liabilities	14,557	27,426
Commitments		
Members' equity:		
Members' equity	70,148	83,907
Total liabilities and stockholder's equity members' equity	$ 84,705	$ 111,333

See accompanying notes to financial statements
and independent auditor's report.

3

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Consulting fees	$ 342,000	$ 136,000
Reimbursed expenses	----	----
Total revenues	342,000	136,000
Cost and expenses:		
Sales and marketing	15,682	25,563
General and administrative	119,110	195,084
Guaranteed payments to partners	231,248	94,450
Total costs and expenses	366,040	315,097
Income (loss) from operations	(24,040)	(179,097)
Other income:		
Interest income	281	2,393
Net income (loss)	(23,759)	(176,704)
Balance beginning of year	83,907	271,218
Members tax distribution	----	(11,607)
Member contributions/(redemptions)	10,000	1,000
Balance end of year	$ 70,148	$ 83,907

See accompanying notes to financial statements
and independent auditor's report.

4

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ (23,759)	$ (176,704)
Adjustments to reconcile net income (loss)		
to net cash used by operating activities:		
Depreciation	2,278	4,099
Changes in:		
Accounts receivable	1,640	53
Prepaid expenses	(1,461)	17,488
Rental deposits	1,245	(278)
Accounts payable	(868)	(37,273)
Net cash provided by (used by)		
operating activities	(20,925)	(192,615)
Cash flows from investing activities:		
Purchase of property and equipment	(2,977)	----
Net cash used by investing activities	(2,977)	----
Cash flow from financing activities:		
Members' tax distribution	----	(151,607)
Capital contributions	10,000	1,000
Net cash provided by financing activities	10,000	(150,607)
Increase (decrease) in cash	(13,902)	(343,222)
Cash at beginning of year	56,146	399,368
Cash at end of year	$ 42,244	$ 56,146

See accompanying notes to financial statements
and independent auditor's report.

5

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Wellesley Massachusetts-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

See independent auditor's report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2010 and 2009

Note 2 - continued.

Accounts receivable:

At December 31, 2010 and 2009, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $2,278 and $4,099 for the years ended December 31, 2010 and 2009.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $5,125 and $14,295 for the years ended December 31, 2010 and 2009.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

See independent auditor's report.

7

Notes to Financial Statements
December 31, 2010 and 2009

Note 3 - Commitments.

The Company leases office facilities in Wellesley under a lease beginning March 26, 2010 and expiring June 30, 2015 and in Boston under a lease expiring March 31, 2010 subject to annual tax, maintenance and operations expense escalations. The Company sub-leased some of its office facilities during the year amounting to $ 30,500. Rent expense amounted to $ 37,664 and $109,473 for 2010 and 2009, respectively.

Minimum lease payments are as follows:

2011	71,840
2012	73,760
2013	75,680
2014	77,600
2015	39,040
Total	$ 337,920

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2010 and 2009, a payable of $5,500 and $17,500 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Interest paid	$ 60	$ 23
Income taxes	$ ----	$ ----

See independent auditor's report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2010 and 2009

		2010		2009
Sales and marketing:				
Meals and entertainment	$	4,872	$	5,126
Travel		5,685		6,142
Marketing		5,125		14,295
Total sales and marketing	$	15,682	$	25,563
General and administrative:				
Rent	$	37,664	$	109,473
Payroll		26,387		31,561
Payroll taxes		4,861		3,619
Professional services		9,775		9,275
Office supplies		5,951		6,160
Dues and subscriptions		6,908		1,845
Depreciation		2,278		4,099
Telephone		4,579		5,227
Outside services		5,966		9,245
Donations		100		----
Printing		1,638		950
Insurance		3,907		3,988
Licenses and permits		4,163		4,139
Miscellaneous		4,850		5,099
Postage and delivery		83		404
Total general and administrative	$	119,110	$	195,084

See accompanying notes to financial statements
and independent auditor's report.

9